Exhibit 21.1

List of Subsidiaries

OptimizeRx Corporation, A Michigan corporation

CareSpeak Communications, Inc., a New Jersey corporation

CareSpeak Communications D.O.O., a controlled foreign corporation located in Croatia.

Cyberdiet, a controlled foreign corporation located in Israel